April 30, 2009

Kevin W. Vaughn

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 Form 8-K filed April 17, 2009 File No. 001-10853

Dear Mr. Vaughn:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 27, 2009 concerning the Company’s Form 10-K for Fiscal Year Ended December 31, 2008 and Form 8-K filed April 17, 2009.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to your telephone inquiry on April 30, 2009, we advise the Staff we did not early adopt FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, or FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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December 31, 2008 Form 10-K

Note 3: Securities, page 99

1.	Comment: You disclose on page 101 that four non-agency mortgage-backed securities with a book value of $293 million were downgraded below investment grade during the fourth quarter of 2008 and that you concluded that there were no credit losses evident from these securities. Please address the following:

a.	Please provide us a detailed analysis of the non-agency mortgage-backed securities’ impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. We may have further comment based on your response.

b.	Please tell us how you determined that the securities’ impairment was temporary considering that the securities were downgraded below investment grade. This downgrade appears to be a critical and compelling piece of evidence considering the definition of a below investment grade credit rating states that there is high or substantial credit risk and that the security has speculative elements or is considered speculative.

c.	Tell us in detail the steps you took to determine that no credit loss was present in these securities at December 31, 2008. Identify the positive and negative evidence you considered. Specifically tell us the negative evidence you weighed against the positive evidence that at least some credit loss was present in the securities by the definition of their respective below investment grade rating.

d.	You state on page 101 that you hold the senior position on all of these non-agency mortgage-backed securities. Tell us and clearly disclose in future filings how this seniority was considered and reflected in the below investment grade rating.

Response: We confirm that we evaluated all available evidence to conclude that these securities were not other-than-temporarily impaired as of December 31, 2008 and through the date of our 10-K filing. This evaluation included the consideration of all factors included in SAB 59 as well as other relevant factors in determining whether an other-than-temporary impairment exists. These factors include:

•	The financial condition and near–term prospects of the issuer, including any specific events which may influence the operations of the issuer;

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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•	Our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value;

•	The length of the time and the extent to which the market value has been less than cost;

•	Whether the decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area;

•	Whether a debt security has been downgraded by a rating agency;

•	Whether the financial condition of the issuer has deteriorated;

•	The seniority of the security;

•	Whether dividends have been reduced or eliminated, or scheduled interest payments on debt securities have not been made; and

•	Any other relevant available information.

To date, all of these securities have performed according to their terms. We believe that the market value and varied ratings (i.e., investment grade and non-investment grade), discussed below, are the result of the unusual market conditions and are not ultimately indicative of an other-than-temporary impairment. Specifically, our evaluation indicated that there were no credit losses in these securities. Our on-going evaluation continues to support this assessment.

Our analysis included the ratings by the ratings agencies, an internally prepared credit report, a cash flow analysis prepared by a third party consultant, the duration and severity of unrealized losses and our intent and ability to hold these securities until anticipated recovery. The credit report, cash flow analysis and our intent and ability to hold these securities until anticipated recovery were the primary factors considered in concluding that the impairment related to these securities was temporary. Each of these items is discussed below.

Ratings Agencies

A rating below investment grade is an indicator of potential credit loss; however, it is not conclusive and must be considered in conjunction with other corroborating or contradictory evidence. These securities continue to perform according to their terms. Each of the securities referenced are rated by at least two of the three nationally known ratings agencies. Although each of the four securities was downgraded below investment grade in the fourth quarter, all maintained an investment grade rating by one of these agencies as of December 31, 2008. We considered this varied rating in our overall evaluation and this heightened our concern regarding collectability. Due to the increased uncertainty, we supplemented our credit report procedures with a robust cash flow analysis.

Internal Credit Report

As of December 31, 2008 and through our most recent evaluation, all of the securities in question had credit support, through subordination, in excess of expected losses. Each of these securities is in the most senior tranche. Monthly, we prepare a credit report on each

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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of the non-agency mortgage backed securities. This report utilizes available market information regarding credit support (the amount of remaining subordination available to absorb future losses) and expected credit losses of the mortgage loan pool as a whole. This information has been included in the table below for each security.

Cash Flow Analysis

Our cash flow analysis determined that the securities value was significantly higher than amortized cost. We used the services of a third party specialist, Kamakura Corporation, to perform a cash flow analysis of our non-agency mortgage backed securities. Kamakura is nationally recognized for expertise in credit analytics and security valuation. The securities were valued utilizing a “bottom up” cash flow analysis that was based on the underlying collateral of each security and factored all relevant criteria including such variables as current interest rates, expected prepayment speeds, estimated future home prices, expected credit losses and expected recoveries. The assumptions utilized were thoroughly evaluated and agreed to by the consultant and us. Our evaluation of the assumptions included comparing them to available market data to substantiate their reasonableness and appropriateness. Based on this analysis, all of the securities in question had a valuation in excess of amortized cost. The value based upon this cash flow analysis is included in the table below and illustrates this significant excess value.

Duration and Severity

We also considered the duration and severity of the unrealized losses; however, other factors were considered more important. The duration of unrealized loss for each security was one year or less. While these securities values were significantly below cost, these securities are in inactive markets that result in depressed prices despite the financial prospects as demonstrated by our analyses.

Intent and Ability

We determined that we had the intent and ability to hold these securities until recovery after considering our liquidity and capital needs, including our forecasts, strategies and other relevant information.

Summary Analysis Supporting Conclusions

In all instances, the senior holders have significant excess cushion through subordination inherent in the structure and the cash flow valuation was substantially higher than amortized cost. The following table presents a detailed analysis of the referenced securities. The expected loss represents the remaining current losses plus estimated future losses on the underlying mortgage pools. The subordination coverage of expected losses represents the amount of losses the subordinate security holders can absorb (original subordination less losses incurred to date) divided by the expected losses.

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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($ in millions)				Credit Rating			Expected Loss	Subordination Coverage of Exp. Loss		Cash Flow Valuation
Security	Amortized Cost	Fair Value	Unrealized loss
				Moodys	S&P	Fitch
RMBS 1	$70	$30	$(40)	Aaa	B	B	3%	2.5	x	$84
RMBS 2	66	31	(35)	Baa1		CC	6%	1.2	x	76
RMBS 3	135	102	(33)	Aa2	B+		9%	1.7	x	154
RMBS 4	23	18	(5)		BBB	BB	7%	2.0	x	27

None of our analyses have indicated that we would experience a credit loss on the securities in question. Further, and importantly, the continued performance of these securities and our on-going evaluations continue to support our conclusions at December 31, 2008. Furthermore, we had the intent and ability to hold these securities until recovery. Accordingly, we concluded the impairment of these securities was temporary.

Please see our response to the Staff’s comment 1.g. below for what we will add to future filings, to the extent appropriate.

e.	Please provide us with and consider disclosing in your future filings a table detailing the following information for your non-agency mortgage-backed securities and municipal securities that have significant unrealized losses at period end: deal/security name, book value, fair value, unrealized gain/loss, credit rating, defaults on underlying instruments experienced to date, and excess subordination if calculated.

Response: The following table lists non-agency mortgage backed and municipal securities, excluding the four previously discussed securities, with an unrealized loss at December 31, 2008 in excess of $10 million (note that one of the above securities had unrealized losses of less than this amount). We have listed each individual security by its type, amortized cost, fair value, unrealized loss and credit rating by each ratings agency. As indicated in the table, all securities listed had investment grade ratings by all agencies that rated it. In lieu of defaults experienced to date and excess subordination, we have provided the expected losses and the amount of coverage provided by the remaining subordination (original subordination less actual losses incurred to date).

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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($ in millions)				Credit Rating			Expected Loss	Subordination Coverage of Exp. Loss
Security	Amortized Cost	Fair Value	Unrealized loss
				Moodys	S&P	Fitch
RMBS 5	$177	$111	$(66)	A1	A		5%	1.5	x
RMBS 6	132	73	(59)		AAA	BBB	3%	3.5	x
RMBS 7	76	44	(32)	A1	AAA	AAA	1%	4.8	x
RMBS 8	57	33	(24)	A1	A		5%	1.5	x
RMBS 9	89	68	(21)	Aaa		AAA	0%	14.2	x
RMBS 10	71	51	(20)		AAA	AAA	1%	4.7	x
RMBS 11	145	110	(35)		AAA	AAA	1%	4.7	x
RMBS 12	110	94	(16)	Aaa	AAA		0%	n/a
RMBS 13	75	61	(14)	A2		AAA	1%	3.6	x
MUNI 1	29	15	(14)	A3	BBB+	A-	n/a	n/a
MUNI 2	40	27	(13)	Aa2	A		n/a	n/a
MUNI 3	29	18	(11)	A3	A-	A-	n/a	n/a
MUNI 4	22	11	(11)	A1	A	AA-	n/a	n/a
MUNI 5	31	21	(10)	Aaa	AAA	AAA	n/a	n/a
MUNI 6	17	7	(10)	Aa3	A		n/a	n/a
CMBS 1	25	13	(12)		AAA	AAA	n/a	n/a

Please see our response to the Staff’s comment 1.g. below for what we will add to future filings, to the extent appropriate.

f.	Please revise future filings to disclose the factors that you considered to conclude that you have the intent and ability to hold the securities for a period of time sufficient to recover all unrealized losses.

g.	Please tell us and revise your future filings to disclose the facts and circumstances for each security or class of security for which you recorded an other-than-temporary impairment during 2008. Please confirm that you wrote these securities down to fair value on the date you recognized the impairment. Please contrast the facts and circumstances of these securities to the non-agency mortgage-backed securities in which you did not recognize OTTI.

Response: We confirm that we wrote the securities down to their fair value on the date we recognized other-than-temporary impairment. The other-than-temporary impairment recorded in 2008 earnings related to equity securities, convertible preferred securities or securities having strong equity like characteristics (such as Trust Preferred Securities) and a structured note. In making these determinations, we considered the severity and duration of impairment as well as potential for future price recovery. Our evaluations are similar for all asset classes taking into consideration their unique characteristics (i.e. equities having no stated maturity date, securities bearing first loss in liquidation). The impaired securities were subject to significant market risk and we could not assert that these securities could be held until price recovery either due to the nature of the security

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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or our assessment of the financial prospects of the issuer. The structured note was in a subordinate position and, when the financial prospects were determined to be unable to support the security, it was other-than-temporarily impaired and written down to its fair value. The following table lists the other-than-temporary impairment recognized by asset class (in millions):

Equities	$43
Preferred and Trust Preferred	11
Structured note	50

$104

To the extent appropriate in future filings, we will add the following to our existing disclosures:

BB&T conducts periodic reviews to identify and evaluate each investment that has an unrealized loss for other-than-temporary impairment. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income for available-for-sale securities.

Factors considered in determining whether a loss is temporary include:

•	The financial condition and near–term prospects of the issuer, including any specific events which may influence the operations of the issuer;

•	Our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value;

•	The length of the time and the extent to which the market value has been less than cost;

•	Whether the decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area;

•	Whether a debt security has been downgraded by a rating agency;

•	Whether the financial condition of the issuer has deteriorated;

•	The seniority of the security;

•	Whether dividends have been reduced or eliminated, or scheduled interest payments on debt securities have not been made; and

•	Any other relevant available information.

For certain U.S. mortgage-backed securities (and in particular for non-agency Alt-A, Prime and other mortgage-backed securities that have significant unrealized

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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losses as a percentage of amortized cost), credit impairment is assessed using a cash flow model that estimates the cash flows on the underlying mortgage pools, using security-specific structure information. The model estimates cash flows from the underlying mortgage loan pools and distributes those cash flows to the various tranches of securities, considering the transaction structure and any subordination and credit enhancements that exist in each structure. The cash flow model projects the remaining cash flows using a number of assumptions, including default rates, prepayment rates and recovery rates (on foreclosed properties).

Management reviews the result of the cash flow model, the internal credit analysis and other market observable information in its estimation of possible future credit losses. If management believes that it is not probable that a mortgage-backed security will recover all principal and interest due, the Company records other-than-temporary impairment equal to the entire decline in fair value of the mortgage-backed security.

Where a mortgage-backed security is not deemed to be credit impaired, management performs additional analysis to assess whether it has the intent and ability to hold each security for a period of time sufficient for a forecasted recovery of fair value. In making this determination, BB&T considers its expected liquidity and capital needs, including its asset/liability management needs, forecasts, strategies and other relevant information.

Form 8-K filed April 17, 2009

2.	Comment: In your press release and Quarterly Performance Summary you disclose the following financial measures:

1.	earnings available to common shareholders excluding securities gains and losses,

2.	noninterest income excluding securities gains and losses,

3.	annualized net charge-offs excluding losses incurred by specialized lending subsidiaries, and

4.	noninterest income excluding securities gains and losses, foreclosed property expense, increases or decreases in the valuation of MSR’s and gains or losses on MSR derivatives as a percentage of total income.

These appear to be prohibited non-GAAP financial measures since they smooth a measurement of earnings. Please revise future filings to remove these financial measures. If you believe these are not non-GAAP financial measures, please tell us why. If you believe they are non-GAAP financial measures but are able to support that they are not prohibited, please provide us with your support and revise your future filings to:

a.	Clearly label these measures as non-GAAP each time they are presented;

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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b.	Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

c.	Disclose the reasons why you believe the presentation provides useful information to investors;

d.	Disclose the manner in which you use the measure to conduct or evaluate your business;

e.	Disclose the economic substance behind your decision to use such a measure;

f.	Disclose the material limitations associated with use of the financial measure as compared to the use of the most directly comparable GAAP financial measure; and

g.	Disclose the manner in which management compensates for these limitations when using the financial measure.

Please provide us your proposed revised disclosure in your response. Refer to Item 2.02 of Form 8-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance available on our web-site.

Response: Because our earnings releases and quarterly performance summaries (and similar disclosures) are public disclosures furnished in connection with an Item 2.02 8-K filing, we believe that Regulation G and the additional requirements of Item 10(e)(1)(i) of Regulation S-K apply. Accordingly, when presenting non-GAAP financial information in such public disclosures, we will revise our future filings to add disclosure that, in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K, (1) presents the most directly comparable GAAP financial measure, (2) appropriately reconciles non-GAAP financial measures with the most comparable GAAP financial measure, (3) states why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations, and (4) to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measure that are not otherwise disclosed. We will also ensure all non-GAAP financial information is not given more prominence than the comparable GAAP measure. To the extent that we provide non-GAAP financial information in material filed with the Commission, we will comply with Item 10(e) of Regulation S-K in all respects. In future filings, we will remove annualized net charge-offs excluding losses incurred by specialized lending subsidiaries.

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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Your comment indicates that certain information presented in our earnings release and quarterly performance summary may be prohibited non-GAAP financial measures. We note instruction 2 to Item 2.02 of Form 8-K which states that Item 10(e)(1)(i) of Regulation S-K applies to disclosures there under. We believe that only the requirements of Item 10(e)(1)(i) apply to a furnished/non-filed earnings release and that the prohibitions of Item 10(e)(1)(ii) would not apply to furnished information. We believe this is consistent with Release No. 33-8176 (the adopting release for Regulation G and related amendments to Item 10 of Regulation S-K) that indicates the presentation of non-GAAP financial information in an earnings release triggers compliance with Regulation G and the additional provisions of Item 10(e)(1)(i), but specifically states that “[t]he other amendments to Item 10 of Regulation S-K . . . would not apply” (see the discussion around footnote 65 and ending immediately before Part II.C.3.).

Below is proposed language that we intend to use to explain why management believes non-GAAP measures provide useful information to investors:

This press release contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). BB&T’s management uses these “non-GAAP” measures in their analysis of the Corporation’s performance. BB&T’s management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T’s management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company’s underlying performance. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. BB&T’s non-GAAP disclosures include cash basis results, which adjust GAAP performance to exclude the amortization of intangibles and purchase accounting mark-to-market adjustments. BB&T’s management uses these measures to evaluate the underlying performance and efficiency of its operations. BB&T’s management believes these measures reflect core trends of the business, excluding purchase accounting amortization that will cease in the future, while the acquired business will remain.

3.	Comment: Please revise future filings as noted below related to your cash basis disclosures:

a.	Clearly label these measures as non-GAAP each time they are presented;

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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b.	Disclose the reasons why you believe these financial measures are important for a proper understanding of the operating results of BB&T’s core business as disclosed in the last page of the press release and the manner in which you use the measure to conduct or evaluate your business.

Please provide us your proposed revised disclosures in your response. Refer to Item 2.02 of Form 8-K.

Response: We will revise our future earnings releases furnished on Form 8-K to clearly label our cash basis disclosures as non-GAAP each time that they appear. In addition, we will include in our earnings releases the reasons why we believe these financial measures are useful for an understanding of the operating results of BB&T’s core business.

Please refer to our response to the Staff’s comment 2 above as to the language that we intend to add to our disclosures.

4.	Comment: We note your presentation of tangible book value, tangible common equity, and tangible common equity to risk-weighted assets. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, please:

a.	Clearly label these financial measures as non-GAAP each time they are presented;

b.	Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

c.	State that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies;

d.	Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures; and

e.	As it relates to the presentation of risk weighted assets, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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Please provide us your proposed revised disclosures in your response. Refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

Response: We measure tangible equity and tangible assets based on the regulatory Tier 1 definition. This is calculated as total shareholders’ equity less intangible assets, net of deferred taxes, adjusted for regulatory other comprehensive income items. Tangible common equity also does not include preferred stock. Our management uses these measures to assess the quality of capital and believes that banking regulators and the investment community relies on these disclosures in analyzing the Company. Consistent with our response to Comment No. 2, to the extent this and other non-GAAP information is presented in documents furnished in connection with an Item 2.02 8-K filing (such as an earnings release), we will provide disclosures intended to comply with Regulation G and Item 10(e)(1)(i) of Regulation S-K. To the extent that we provide this and other non-GAAP financial information in material filed with the Commission, we will comply with Item 10(e) of Regulation S-K in all respects. We further note the Staff’s Compliance and Disclosure Interpretation No. 102.05 with respect to Item 10 of Regulation S-K. In the case of risk-weighted assets, we confirm that these measures are calculated based on the regulatory capital requirements and will disclose that fact and how risk-weighted assets are determined.

Below is proposed language that we intend to use to explain why management believes non-GAAP capital measures provide useful information to investors:

BB&T measures tangible equity and tangible assets based on the regulatory Tier 1 definition. This is calculated as total shareholders’ equity less intangible assets, net of deferred taxes, adjusted for regulatory other comprehensive income items. Tangible common equity also does not include preferred stock. BB&T’s management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

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The following table includes our proposed disclosure of our non-GAAP capital information:

	As of / Quarter Ended
($ in millions, shares in thousands)	March 31 2009	Dec. 31 2008	Sept. 30 2008	June 30 2008	March 31 2008

Selected Capital Information (1)
Risk-based capital
Tier 1	$13,494	$13,446	$10,008	$9,317	$9,287
Total	19,045	19,109	15,318	14,673	14,644
Risk-weighted assets (3)	111,386	109,757	106,097	104,455	103,546
Average quarterly tangible assets	144,280	136,325	131,469	129,915	127,653
Risk-based capital ratios
Tier 1	12.1%	12.3%	9.4%	8.9%	9.0%
Total	17.1	17.4	14.4	14.0	14.1
Leverage capital ratio	9.4	9.9	7.6	7.2	7.3
Equity as a percentage of total assets	11.3	10.6	9.5	9.4	9.4
Book value per common share	$23.29	$23.16	$23.42	$23.40	$23.49

Selected Non-GAAP Capital Information
Tangible equity as a percentage of tangible assets (2)	7.9%	7.4%	5.9%	5.7%	5.7%
Tangible common equity as a percentage of tangible assets (2)	5.7	5.3	5.9	5.7	5.7
Tangible common equity as a percentage of risk-weighted assets (2)	7.1	7.1	7.3	7.2	7.1

Tangible book value per common share (2)	$14.00	$13.93	$13.91	$13.60	$13.47

Calculations of tangible equity and tangible assets and related measures:

Total shareholders' equity	$16,182	$16,081	$12,980	$12,838	$12,875
Less:
Intangible assets, net of deferred taxes (4)	5,868	5,873	5,704	5,670	5,570
Plus:
After-tax regulatory adjustments for accumulated OCI	664	708	449	309	93

Tangible equity	10,978	10,916	7,725	7,477	7,398

Total assets	$143,425	$152,015	$137,041	$136,465	$136,417
Less:
Intangible assets, net of deferred taxes (4)	5,868	5,873	5,847	5,811	5,700
Plus:
Pre-tax regulatory adjustments for accumulated OCI	923	925	666	520	144

Tangible assets	138,480	147,067	131,860	131,174	130,861

Tangible equity as a percentage of tangible assets	7.9%	7.4%	5.9%	5.7%	5.7%

Tangible equity	$10,978	$10,916	$7,725	$7,477	$7,398
Less:
Preferred stock	3,085	3,082	—	—	—

Tangible common equity	7,893	7,834	7,725	7,477	7,398

Tangible assets	138,480	147,067	131,860	131,174	130,861
Total risk-weighted assets (3)	111,386	109,757	106,097	104,455	103,546

Tangible common equity as a percentage of tangible assets	5.7%	5.3%	5.9%	5.7%	5.7%
Tangible common equity as a percentage of risk-weighted assets	7.1	7.1	7.3	7.2	7.1

Tangible equity	$10,978	$10,916	$7,725	$7,477	$7,398
Less:
Preferred stock	3,085	3,082	—	—	—
Minority interest	45	44	45	38	33

Total tangible equity available to common shareholders	7,848	7,790	7,680	7,439	7,365

Outstanding shares at end of period	560,563	559,248	552,259	546,928	546,799

Tangible book value per common share	$14.00	$13.93	$13.91	$13.60	$13.47

(1)	Current quarter regulatory capital information is preliminary.
(2)	Tangible common equity and assets are based on regulatory Tier 1 capital definition. See calculations below.
(3)	Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.
(4)	Prior to December 2008, BB&T had a net deferred tax liability

Kevin W. Vaughn

United States Securities and Exchange Commission

April 30, 2009

Page - 14 -

If you have any questions or need additional information, you may contact me at 336-733-3009 or Michael L. Nichols, Sr. Vice President and External Shareholder Reporting Manager, at 336-733-3079. Thank you.

Sincerely,

/s/ Edward D. Vest
Executive Vice President and Corporate Controller
(Principal Accounting Officer)

cc: Daryl N. Bible, Chief Financial Officer, BB&T Corporation